Exhibit 99.1

Bilibili Inc. Announces Results of Extraordinary General Meeting

SHANGHAI, October 28, 2026 (GLOBE NEWSWIRE) — Bilibili Inc. (“Bilibili” or the “Company”) (Nasdaq: BILI and HKEX: 9626), an iconic brand and a leading video community for young generations in China, today announced that the special resolution proposed in the notice for extraordinary general meeting of shareholders (the “EGM”) dated September 25, 2026 was approved by the requisite majority of disinterested shareholders at the EGM held today in Shanghai, China.

The special resolution approves the Company’s subscription and repurchase agreement with subsidiaries of Tencent Holdings Limited (“Tencent”) and the repurchase under that agreement of 13,591,090 Class Z ordinary shares, including in the form of American depositary shares, for US$200 million. It also authorizes the Company’s directors to take the actions and execute the documents necessary to implement the agreement and the repurchase.

The repurchase will close concurrently with Tencent’s subscription for US$200 million aggregate principal amount of the Company’s convertible senior notes due 2031, and each transaction is conditional on the other. Following receipt of the required shareholder approval at the EGM, the Company expects all remaining closing conditions under the agreement to be satisfied and both transactions to be completed in early November 2026.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue,” or other similar expressions. Statements that are not historical facts, including but not limited to statements about Bilibili’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to those included in the Company’s filings with the U.S. Securities and Exchange Commission and The Stock Exchange of Hong Kong Limited. All information provided in this announcement and in the attachments is as of the date of this announcement, and the Company undertakes no duty to update such information, except as required under applicable law.

About Bilibili Inc.

Bilibili is an iconic brand and a leading video community with a mission to enrich the everyday lives of young generations in China. Bilibili offers a wide array of video-based content with “All the Videos You Like” as its value proposition. Bilibili builds its community around aspiring users, high-quality content, talented content creators and the strong emotional bonds among them. Bilibili pioneered the “bullet chatting” feature, a live comment function that has transformed users’ viewing experience by displaying the thoughts and feelings of audience members viewing the same video. The Company has now become the welcoming home of diverse interests among young generations in China and a frontier for promoting Chinese culture around the world.

For more information, please visit: http://ir.bilibili.com.

For investor and media inquiries, please contact:

In China:

Bilibili Inc.

Juliet Yang

Tel: +86-21-2509-9255 Ext. 8523

Email: ir@bilibili.com

Piacente Financial Communications

Helen Wu

Tel: +86-10-6508-0677

Email: bilibili@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

Email: bilibili@tpg-ir.com

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